NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

September 30, 2006

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Accountant

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States Dollars)

September 30, 2006 and December 31, 2005

	September 30, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$5,174,333	$24,442,266
Short-term investments	10,334	497,311
Accounts receivable and prepaids	5,700,241	2,690,617
Inventory	6,861,834	2,189,621
	17,746,742	29,819,815

Property, plant and equipment (note 3)	96,711,021	86,618,832

	$114,457,763	$116,438,647

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan (note 7)	$2,900,928	$-
Accounts payable and accrued liabilities	9,084 ,065	7,261,233
	11,984,993	7,261,233

Long-term liabilities (note 5)	3,777,903	3,306,725

Shareholders’ equity:
Share capital (note 6)	197,761,907	187,062,851
Contributed surplus (note 6(b))	7,912,160	7,159,426
Deficit	(106,979,200)	(88,351,588)
	98,694,867	105,870,689

	$114,457,763	$116,438,647

Commitments (note 7) Subsequent event (note 10)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”

Director

“Robert J. Gayton ”

Director

Gary E. German

Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited
(Expressed in United States Dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Revenue	$7,051,059	$-	$12,996,446	$-
Operating expenses	(10,370,541)	-	(19,699,082)	-
Depreciation and amortization	(2,287,892)	-	(5,027,201)	-
Operating profit (loss)	(5,607,374)	-	(11,729,837)	-

Other expenses:
Accounting and audit	82,814	10,592	144,258	43,361
Amortization	4,782	4,121	14,211	12,371
Consulting	45,180	19,513	131,958	52,235
Exploration expenditures (note 4)	1,308,325	831,510	4,356,230	5,273,878
Investor relations	71,116	69,613	300,461	205,164
Legal fees	1,444	5,619	25,164	47,271
Office	101,692	94,909	308,774	332,034
Remuneration	218,044	164,045	699,220	461,068
Stock-based compensation (note 6(b))	401,228	299,393	1,130,084	1,034,052
Transfer, listing and filing fees	55,472	58,456	127,966	109,400
Travel	3,592	2,410	26,114	23,006
	(2,293,689)	(1,560,181)	(7,264,440)	(7,593,840)

Loss before the undernoted	(7,901,063)	(1,560,181)	(18,994,277)	(7,593,840)

Investment income	74,431	89,529	332,325	218,437
Royalty Income	-	253,000	81,806	253,000
Foreign exchange gain (loss)	121,558	(5,982)	51,671	143,023
Write-down of mineral property	-	-	(99,137)	-

Loss for the period	(7,705,074)	(1,223,634)	(18,627,612)	(6,979,380)

Deficit, beginning of period	(99,274,126)	(84,255,144)	(88,351,588)	(78,499,398)
Deficit, end of period	$(106,979,200)	$(85,478,778)	$(106,979,200)	$(85,478,778)

Basic and diluted loss per share	$(0.07)	$(0.01)	$(0.18)	$(0.09)

Weighted average number of common shares outstanding	106,093,827	84,885,833	105,609,276	79,507,485

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States Dollars)

Three months ended September 30				Nine months ended September 30
	2006		2005	2006	2005

Cash provided by (used for):
Operations:
Loss for the period	$(7,705,074)		$(1,223,634)	$(18,627,612)	$(6,979,380)
Items not involving cash:
Depreciation and amortization	2,292,674		4,121	5,041,412	12,371
Stock-based compensation	401,228		299,393	1,130,084	1,034,052
Stock based compensation, exploration	-		(7,940)	81,953	185,270
Mineral property write-off	-		-	99,137	-
Interest and unrealized foreign exchange gain on liabilities	11,961		7,862	41,174	(16,061)
Accretion of asset retirement obligations	49,766		-	148,369	-
Changes in non-cash working capital:
Accounts receivable and prepaids	(304,786)		(989,155)	(3,009,624)	(1,902,200)
Inventory	(796,253)		(363,017)	(4,672,213)	(1,494,692)
Bank loan	2,900,928		-	2,900,928	-
Accounts payable and accrued liabilities	124,974		1,866,105	1,453,843	3,905,789
	(3,024,582)		(406,265)	(15,412,549)	(5,254,851)
Investments:
Expenditures on property, plant and equipment	(903,555)		(11,387,925)	(14,529,977)	(29,752,120)
Construction holdback	-		-	-	(2,192,500)
Short-term investment sales (purchases) net	(10,334)		1,574,477	486,977	25,985,700
	(913,889)		(9,813,448)	(14,043,000)	(5,958,920)
Financing:
Issuance of shares, net of issue costs	271,830		245,921	10,187,616	15,517,524
	271,830		245,921	10,187,616	15,517,524

Increase (decrease) in cash and cash equivalents	(3,666,641)		(9,973,792)	(19,267,933)	4,303,753
Cash and cash equivalents beginning of period	8,840,974		16,848,297	24,442,266	2,570,752
Cash and cash equivalents end of period		$5,174,333	$6,874,505	$5,174,333	$6,874,505

Supplementary information:
Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable		$-	$-	$368,989	$-
Reclamation & closure costs		$275,185	$223,090	$275,185	$1,032,046
Stock-based compensation charged to property, plant and equipment (note 6(b))	$ -	-	$48,225	$52,136	$172,819
Capitalized interest and unrealized foreign exchange gain(loss) on liabilities	$ -	6,450	$-	$6,450	$-

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third Quarter Ended September 30, 2006

1.

Basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependent upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

The same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements, except for those described in note 2 that have been adopted as a result of becoming an operating mining company.

2.

Adoption of new accounting policies and a new accounting standard

Revenue Recognition

Sales are recognized and revenues are recorded when title transfers and the rights and obligations of ownership pass to the customer.

Ore stockpiles, work-in-process, and finished goods inventories

The Company’s inventories are valued at the lower of average cost or net realizable value. Ore stockpiles represent materials that have been extracted from the mine and await further processing.  Work-in-process inventory represents dore which is in-circuit but has not yet been poured.  Finished goods inventory represent physical dore which has been poured and is awaiting shipment.

Stripping costs

The Company has adopted CICA Emerging Issues Committee Abstract 160 (“EIC–160”) “Stripping Costs Incurred in the Production Phase of a Mining Operation” effective January 1, 2006.  EIC–160 requires that stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  EIC–160 allows for the capitalizing of stripping costs in cases where such activities result in the betterment of a mineral property.

The Company has treated all stripping costs as variable production costs and has, therefore, expensed all such mining costs at the Tabakoto property since commencement of stock piling.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2006

3.

Property, plant and equipment:

	September 30, 2006	December 31, 2005

Tabakoto, Mali:
Mineral property acquisition, cost	$2,457,792	$2,382,792
Plant and equipment, cost	75,401,633	60,713,535
Deferred stripping, cost	8,926,658	8,926,658
Reclamation and closure, cost	3,214,557	2,939,372
	90,000,640	74,962,357
Less accumulated depreciation and amortization	(5,027,201)	-
	84,973,439	74,962,357

Other mineral properties (note 4)	10,876,552	10,926,732

Other plant and equipment:
Cost less accumulated amortization $237,644 (2005 - $246,255)	861,030	729,743
	$96,711,021	$86,618,832

4.

Mineral properties:

Schedule of exploration mineral property expenditures during the first three quarters of 2006:

	Segala Mali	Bisha Eritrea	Augaro Eritrea	Other	Total

Balance, December 31, 2005	$10,626,633	$146,776	$153,323	$-	$10,926,732
Acquisition costs	-	17,500	17,500	-	35,000
Exploration:
Assays	-	98,290	11,200	362	109,852
Consulting engineers and personnel	44,596	1,273,913	540,265	24,978	1,410,449
Drilling and geophysics	-	300,084	105,979	-	406,063
Equipment	-	35,955	29,453	-	61,865
Line cutting and surveying	-	42,374	19,280	-	61,654
Transportation and field	-	147,603	7,219	-	154,822
Administration	-	643,808	80,397	37,042	716,247
Stock-based compensation	-	71,245	7,046	3,662	81,953

Incurred during the period	44,596	2,630,764	341,501	66,044	3,082,905
Write-down of mineral properties	-	(4,137)	(95,000)	-	(99,137)
Expensed during the period	(44,596)	(2,613,264)	(324,001)	(66,044)	(3,047,905)

Balance, June 30, 2006	$10,626,633	$160,139	$75,823	$-	$10,862,595

Acquisition costs		3,946	10,011		13,957
Exploration:
Assays		9,239	-	363	9,602
Consulting engineers and personnel	36,927	720,608	19,061	6,508	783,104
Drilling and geophysics		-	-		-
Equipment		968	-		968
Line cutting and surveying		40,667	-		40,667
Transportation and field		31,591	-		31,591
Administration		401,406	-	40,987	442,393

Incurred during the period	36,927	1,208,425	29,072	47,858	1,322,282
Expensed during the period	(36,927)	(1,204,479)	(19,061)	(47,858)	(1,308,325)
Balance, September 30, 2006	$10,626,633	$164,085	$85,834	$-	$10,876,552

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2006

5.

Long-term liabilities

	September 30 2006	December 31 2005
Asset retirement obligation	$3,362,926	$2,939,372
Minority interest, payable to Government of Mali	414,977	367,353
	$3,777,903	$3,306,725

6.

Share capital:

(a)

Issued:

	Number of shares	Share amount

Balance, December 31, 2005	102,986,822	$187,062,851
Financing	2,500,000	9,004,172
Exercise of warrants (note 6(c))	50,000	146,462
Exercise of options (note 6(b))	447,500	765,152
Allocation from contributed surplus upon exercise of stock options	-	428,291

Balance, June 30, 2006	105,984,322	$197,406,928
Exercise of options (note 6(b))	280,000	271,831
Allocation from contributed surplus upon exercise of stock options	-	83,148
Balance, September 30, 2006	106,264,322	$197,761,907

(b)

Stock options:

The Company’s shareholders adopted a stock option plan in 1996 (revised April 2006) that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The board of directors may grant options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model, with the following weighted average assumptions for the period ended September 30, 2006:  expected life of option 5 years, (2005 – 5 years) stock price volatility 80% (2005 - 95%), no dividend yield and a risk free interest rate yield of 3.13% (2005 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

6.

Share capital continued:

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2006

(b) Stock options continued:

Stock-based compensation values recorded for September 30, 2006:

Stock-based compensation cost:
Capitalized to mine	$52,136
Expensed – exploration (note 4)	81,953
Expensed – administration	1,130,084
$1,264,173

Contributed surplus:
Balance, December 31, 2005	$7,159,426
Grant of options	1,264,173
Exercise of options to share capital	(511,439)
Balance, September 30, 2006	$7,912,160

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2005	6,547,000	$2.32
Exercised	(447,500)	1.96
Expired	(185,000)	3.76
Granted	80,000	3.10
Outstanding, June 30, 2006	5,994,500	2.32
Exercised	(280,000)	1.08
Expired	(55,000)	1.95
Granted	150,000	3.20
Outstanding, September 30, 2006	5,809,500	$2.39

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested (exercisable)	2,076,250	$0.15 to $1.72	1.9
Vested (exercisable)	2,917,000	$2.16 to $7.33	2.6
Un-vested	586,250	$0.75 to $1.72	4.1
Un-vested	230,000	$3.10 to $3.20	4.8
Total	5,809,500

(c)

Warrants:

	Number of warrants	Exercise price (CDN$)
Expiring June 29, 2008	3,950,000	$3.25
Expiring October 25, 2008	8,889,000	3.00
Expiring December 19, 2008	5,000,000	10.00
Outstanding, September 30, 2006	17,839,000	$5.02

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States Dollars)

Third quarter ended September 30, 2006

6.

Share capital (continued):

(d)

Shares reserved for issuance (fully diluted):

Number of shares

Issued and outstanding at September 30, 2006	106,264,322
Reserved for options (note 6(b))	5,809,500
Reserved for warrants (note 6(c))	17,839,000
Shares reserved for issuance (fully diluted) at September 30, 2006	129,912,822
Subsequent event (note 10)	15,000,000
Revised shares for issuance (fully diluted)	144,912,822

7.

Commitments

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

Year	Minimum payment obligation
2006	$1,525,000
2007	7,100,000
2008	7,500,000
2009	7,500,000
2010	6,800,000
Beyond	2,100,000
$32,525,000

The Tabakoto mining contract has a minimum termination provision of $3,900,000 that declines evenly over the remaining life of contract, expiring December 2009.

The Company has guaranteed a bank loan of a subsidiary to the extent of $2,696,233.  The loan bears interest at 10% and is due in September 2007.

8.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development and production from mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

 9.

Reclassification:

Certain line items in the financial statements have been reclassified for comparative purposes.

10.

Subsequent event:

On October 31, 2006 the Company raised Cdn$30,000,000 gross proceeds on issuing 10,000,000 units, each unit consisting of one common share and one half of a transferable share purchase warrant, each whole warrant exercisable for 3 years at Cdn$4.00 per share.  If the common shares trade in excess of Cdn$5.00 for ten consecutive trading days the Company may give notice to force exercise within 30 days.

CORPORATE DIRECTORY

DIRECTORS

R. STUART  ANGUS
CHAIRMAN
Vancouver, BC, Canada

JOHN A. CLARKE
West Vancouver, BC, Canada

CLIFF T. DAVIS
Vancouver, BC, Canada

ROBERT J. GAYTON
West Vancouver, BC, Canada

GARY E. GERMAN
Toronto, Ontario, Canada

GERARD E. MUNERA
Greenwich, CT, USA

OFFICERS

JOHN A. CLARKE
President & Chief Executive Officer

CLIFF T. DAVIS
Executive VP & Chief Financial Officer

GERRY J. GAUTHIER
Chief Operating Officer

F. WILLIAM NIELSEN
Vice President Exploration

JUDY C. BAKER

Vice President Business Development and Investor Relations

MAUREEN D. CARSE
Corporate Secretary

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

CORPORATE OFFICE

Suite 800
1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

Tel: (604)-623-4700
Fax: (604)-623-4701
Web site: www.nevsun.com

SHARES LISTED

Toronto Stock Exchange & American Stock Exchange
Symbol: NSU
Authorized: 250,000,000 common
Shares outstanding: 106,264,322
(September 30, 2006)

AUDITORS

KPMG LLP Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia

LEGAL COUNSEL

Miller Thomson LLP
Suite 1000, 840 Howe Street
Vancouver, British Columbia